Exhibit 21.1

SUBSIDIARIES OF ENTASIS THERAPEUTICS HOLDINGS INC.

Name	Jurisdiction of Incorporation
Entasis Therapeutics Inc.	Delaware
Entasis Therapeutics Limited	United Kingdom
Entasis Therapeutics Security Corporation	Massachusetts
Entasis Therapeutics (Ireland) Limited	Ireland